

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2011

<u>Via E-Mail</u>
Yan Lin
Chief Executive Officer
Jintai Mining Group, Inc.
c/o National Corporate Research, Ltd.
615 South Dupont Highway
Dover, DE 19901

> **Re: Jintai Mining Group, Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **File No. 333-168803**
> **Filed June 2, 2011**

Dear Mr. Lin:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 9 to Form S-1

11. Impairment of long lived assets, page Q-8

1.   We note your response to prior comment one and the related changes to your restated financial statements. Please clarify why your revised cumulative translation account changed by $47,583 from the amount previously recorded. Refer to ASC 830-30-40-1.

Note 14 Convertible Notes and Warrants, page Q-18

Fair Value on a Recurring Basis, page Q-19

2.   We note your response to prior comment two. With respect to your valuations of derivative liabilities, please clarify if you recorded the subsequent to issuance change in derivative liability in your statement of operations. Refer to ASC 815-10-35-2. To the extent that you recorded the subsequent change in derivative liability to the debt discount account or some other balance sheet account, please provide the appropriate reference to US GAAP in support of such accounting.

3.   We further note your response to comment two which indicates that while improved operating results might lend itself to a higher valuation, this was somewhat counterbalanced by the weakened market for IPO's of Chinese companies. Please clarify how you were able to quantify this impact to fair value of the underlying shares. In this regard, please expand upon your statement that your underwriter has consistently confirmed the valuation for your proposed IPO by providing additional analysis of the timing of your discussions of IPO pricing with your underwriter compared to the issuance of the warrants and subsequent valuation dates. As part of your response, please clarify why it appears none of the other assumptions in the Monte Carlo simulation have changed since the initial valuation date.

4.   We note your response to prior comment three which indicates that you provided to us the fair value calculations using the Monte Carlo simulations on a supplemental basis. As the calculations received were stamped preliminary, please provide the final calculations.

Signature Page

5.   It has come to our attention that you are using language other than that prescribed by the Form S-1. Please revise or explain why you believe your version is permitted.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Cannarella at (202) 551-3337 or Mark Shannon, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Arthur Marcus, Esq.